Mail Stop 3561

February 17, 2010

Mr. William Erfurth
President
Modern City Entertainment, Inc.
1815 Griffin Road, Suite 207
Fort Lauderdale, Florida 33004

>   **Re: Modern City Entertainment, Inc.**
>   **Form 10-K for the year ended December 31, 2008**
>   **Filed June 30, 2009**
>   **File No. 0-50468**

Dear Mr. Efurth:

We have completed our review of your Form 10-K noted above and do not, at this time, have any further comments.

Sincerely,

Linda Cvrkel
Branch Chief